# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GENERATION INCOME PROPERTIES, INC., CIK 0001651721
CUSIP: 37149D204
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 401 EAST JACKSON STREET, SUITE 3300, TAMPA, Florida (FL), 33602
Date of event which requires filing of this statement: 01/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001931399

## Reporting persons
- Group of Trophy, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 367,466; shared voting power 0; sole dispositive power 367,466; shared dispositive power 0; aggregate amount beneficially owned 367,466 (6.8% of the class)

## Item 1. Issuer
Name of issuer: GENERATION INCOME PROPERTIES, INC.
Address of issuer's principal executive offices: 401 EAST JACKSON STREET, SUITE 3300, TAMPA, FLORIDA, 33602.

## Item 2. Person Filing
Name of person filing: Group of Trophy, LLC
Address of principal business office or, if none, residence:
21140 S. Avalon Blvd.
Carson, CA 90745
Citizenship: California, United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 367,466 shares of common stock
Percent of class: Based on 5,419,586 shares of common stock issued and outstanding as of January 31, 2024 pursuant to the Generation Income Properties, Inc. prospectus filed pursuant to Rule 424(b)(3), dated as of January 17, 2024: 6.8
Sole power to vote or to direct the vote: 367,466
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 367,466
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Group of Trophy, LLC: /s/ Nassar Watar, Manager (02/21/2024)